FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 27, 2005

LIHIR GOLD LIMITED

Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: /s/Mark Laurie

Name     Mark Laurie
Title:      Company Secretary

Date: 27 January 2005

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea

27 January 2005

FOURTH QUARTER MINING AND EXPLORATION REPORT

(Quarterly report for the three months ended 31 December 2004. All dollar figures refer to US dollars. More detailed mining, production and unaudited financial data is set out on the final page).

OVERVIEW

Production

•	Gold production of 166,975 oz for the quarter (155,002 oz) and 599,386 oz (550,772 oz) for the year, in line with forecast.

•	Record results achieved in annual mill throughput, autoclave operating time and autoclave throughput.

•	Continued increases in material movements to 14,098 kt (13,146 kt) for the quarter and 46,755 kt (34,924 kt) for the year.

Costs (unaudited and before annual reassessment of carrying values of certain assets, required under International Accounting Standards, which will reduce total cash costs)

•	Total cash costs $316/oz ($299/oz) and gross cash costs $356/oz ($339/oz) for the quarter.

•	Annual total cash costs $299/oz ($301/oz) and gross cash costs $357/oz ($319/oz).

Revenue (unaudited)

•	Average cash gold price of $417/oz realised ($394/oz) during the quarter and $399/oz ($364/oz) for the year.

Exploration and Development

•	Resource/reserve review to be released in February with the financial results.

•	Construction of 30MW geothermal facility on schedule for commissioning in May. Ongoing drilling to define total geothermal steam reserves, to be confirmed by April.

•	Further work continues to confirm the feasibility of expansion of processing capacity by flotation. This project is expected to be presented to the Board for a decision in April.

* Bracketed numbers reflect comparable figures for the previous quarter or year.

Quarterly report to 31 December 2004	Page 1 of 8

MANAGING DIRECTOR’S REVIEW

We are pleased to report another strong production result for the quarter, achieving the forecast target for 2004 announced in March. This result includes significant recovery against the production lost in the first quarter with the strong finish putting the operation in good shape for 2005. The various record results achieved in the processing plant for the year, and our having met production forecasts for the past three quarters, bear testimony to the benefits of the reliability and de-bottlenecking work undertaken in the plant over the last two years.

Our 2005 production result is expected to be influenced by the higher grades of the Lienetz deposit, access to which is gained towards the end of the year. The extent of that improvement is still to be fully defined but will largely be determined by our waste mining rates over the next three or four months. Much attention has and is continuing to be directed to maximising equipment availability and work productivity in the mine.

The company’s cost profile continues to be affected by high fuel prices, strong Australian and PNG currencies relative to the US dollar and high mine maintenance costs. The impetus to establish geothermal power remains strong and we look forward to commissioning the 30MW plant in May and to defining additional geothermal capacity by the end of the first quarter. Management is focussed on a range of other measures to reduce costs through the course of the year and beyond.

Work continues to proceed satisfactorily on investigation of the potential for expansion of production capacity by means of flotation of lower sulphur content ores. This work remains on track for completion in March. A final Board review is expected to be undertaken in April.

Neil Swan
Managing Director

OPERATIONS REVIEW

Production

(i)	Mining

Total material movements of 14,098 kt (+7%) reflect full utilisation of the additional fleet acquired mid-year and the continuing focus on improvements in road and bench conditions, equipment reliability, availability and productivity. The shovel refurbishment programme was completed during the quarter.

The focus of the mining effort remains on movement of the waste overburden from the Lienetz pit to ensure access to the higher grade ores as early as possible. Material movements in the first quarter and early part of the second are critical for the 2005 gold production result, before mining becomes space-constrained. Ore deliveries from the higher grade Lienetz pit are currently not significant but will increase as development proceeds during 2005.

Quarterly report to 31 December 2004	Page 2 of 8

(ii)	Processing

Gold production for the quarter was 166,975 oz and 599,386 oz for the year. This excellent result was achieved as a result of further improvements in mill availability, autoclave availability and gold recovery, and despite a decline in grades from the Minifie pit. The annual processing results included records in mill throughput (4.1 million tonnes), autoclave operating time (despite the oxygen plant breakdown in the first quarter), (86.1%), and autoclave throughput rate (175 tonnes per operating hour per autoclave).

Gold recovery for the quarter improved to 90.0%, with further improvement anticipated from the full benefits of the upgraded carbon regeneration kiln and installation of a Knelson gravity gold recovery circuit.

(iii)	Development

Construction of the 30 megawatt geothermal power generation facility continues with commissioning expected in May 2005. Civil works are complete and all major equipment items, including turbines, generators and steam field piping, are in place.

Construction is being finalised on the additional grinding thickener, being installed to provide additional feed washing capacity. This capacity is required to help minimise any reduction in plant throughput which would otherwise be caused by clay-rich ores, expected from the Lienetz deposit in 2005. Commissioning is due to occur in February.

Health, Safety and Environment

There were 4 Lost Time Incidents (LTI) during the quarter and 13 for the year, giving a Lost Time Incident Frequency Rate (LTIFR) of 0.3 per 200,000 hours. (A Lost Time Incident is when a person cannot return to normal work duties for the following shift). This compares with 12 LTIs during 2003 and an associated LTIFR of 0.3.

There were no reportable or notable environmental incidents during the three month period.

EXPLORATION

Exploration expenditure totalled $0.3 million for the quarter and $5.1 million for the year.

The Lienetz in-fill drilling programme was completed at the end of October and has confirmed previous ore body modelling. Drilling resources have primarily been allocated to the Kapit ore body trial depressurisation holes and geothermal resource investigation drilling.

Resource/reserve development

A total of three resource development holes were completed in Lienetz, targeting in-fill requirements. The results received were in line with expectations. This drilling programme was completed at the end of October. Exploration drilling to close out the Kapit ore body to the north and east has been deferred until 2006.

An initial trial depressurisation programme, to confirm cooling and depressurisation characteristics of Kapit, is being undertaken.

Quarterly report to 31 December 2004	Page 3 of 8

A six hole drilling programme has commenced over the Ilkot Creek area where localised gold sulphide anomalies have been identified. The Ilkot Creek area is four kilometres north of the existing mining operation on Lihir Island.

Geothermal resources

Geothermal exploration aimed at defining the extent of the Lihir geothermal reserve continues. The drilling of the first well began in the previous quarter with four holes being completed by year end. Exploration wells drilled have encountered high temperatures and varied steam production potential dependent upon rock permeability. Two of the holes indicate good potential to supply steam for energy uses. Encouraging results from Kapit trial depressurisation drilling suggest that this steam could also be harvested to contribute to geothermal electrical power generation. Further investigations, expected to be final, are to be undertaken in the current March quarter.

FINANCIAL (unaudited)

Gold Revenue

A cash realisation price of $417 per ounce was achieved, with the average spot gold price again increasing during the quarter. During the year, 525,527 ounces were sold at an average spot price of $409, while 84,714 ounces were delivered into hedge commitments at an average price of $336.

Realised revenues for the quarter and comparisons with the previous quarter and year were:

	Fourth	Third	2004 Year	2003 Year
	Quarter	Quarter	($/oz)	($/oz)
	2004	2004
	($/oz)	($/oz)
Cash sales	417	394	399	364
Deferred hedging gains / losses*	(26)	(27)	(29)	(14)
Total	391	367	370	350
Average spot price	434	401	409	363

*Non-cash item relating to rolled out hedge contracts.

Hedging

In the December quarter, hedge commitments for 28,200 ounces (68% of commitments) were delivered into with 13,000 ounces rolled out into 2006 to take advantage of higher spot prices in this lower grade, lower production year. During the year, a total of 84,714 ounces (35%) were delivered into hedge commitments with 158,206 ounces (65%) rolled out into later years. No additional hedges were entered into during the quarter or during the year. The hedge book profile at 31 December is shown in the following table:

Quarterly report to 31 December 2004	Page 4 of 8

	Hedging Position
	Forwards		Bought Put Options		Sold Call Options
	Ounces	Price	Ounces	Price	Ounces	Price
2005	365,210	$332.41	95,000	$320.39	95,000	$326.71
2006	350,975	$328.77	39,000	$325.26	39,000	$336.74
2007	330,000	$323.76	96,000	$319.17	96,000	$319.08
2008	375,475	$331.96	40,000	$335.00	20,000	$365.00
2009	243,185	$350.76	0	$0.00	0	$0.00
2010	10,000	$327.00	0	$0.00	0	$0.00
	1,674,845		270,000		250,000
		$332.47		$322.82		$328.41

*All hedges are US dollar denominated

Lihir Gold intends to continue to reduce its hedged profile over time. The company does not intend to enter into additional hedge commitments during 2005 and, based on the current and anticipated spot gold price, expects to deliver not less than 160,000 ounces into its commitments (representing 29% of those commitments) during the 2005 year. The Board of Directors has determined that at least 160,000 ounces be delivered into hedges each year and that this be reviewed, with a view to raising the minimum rate of delivery, in the event that the gold price declines closer to strike price levels.

The mark-to-market value at 31 December 2004 was negative $232.2 million based on an increased spot price of $438.00 per ounce. This compares with a value of negative $190.0 million, at a spot price of $415.65 per ounce, at the end of the previous quarter. Hedge commitments represent less than 10% of published reserves and 4.5% of resources.

Costs

Cash costs continue to be adversely affected by fuel costs, including heavy fuel oil for the processing plant and diesel for mining equipment. Mine maintenance costs also remained high with equipment refurbishment work continuing. This work and associated cost is expected to reduce during 2005, when the benefits from it will also be more fully realised. Recent re-analysis of the company’s cost profile has shown that, at present, approximately 20% is denominated in Australian dollars with a further 35% denominated in PNG kina. Both currencies continue to perform strongly against the US dollar.

Quarterly report to 31 December 2004	Page 5 of 8

Cash Costs per ounce		Fourth	Third	2004	2003
of Gold Produced		Quarter	Quarter	Year	Year
(Gold Institute Standard)		2004	2004
Gross operating costs	US$/oz	346	342	356	335
- Exploration		(2)	(11)	(9)	(18)
- Other corporate costs		2	(1)	0	(7)
Direct mining expenses*		346	330	347	310
- Deferred mining costs		(17)	(56)	(53)	(1)
- Refining costs*		1	1	1	1
- Inventory adjustment		(23)	16	(4)	(17)
Cash operating costs		307	291	291	293
- Royalties*		9	8	8	8
Total cash cost		316	299	299	301

* Denotes components of Gross Cash Costs ($356/oz for the quarter and $357/oz for the year)

Costs presented are prior to any adjustment required under International Accounting Standards. The annual reassessment of asset carrying value is currently being finalised and will be released in February with the audited annual results.

OUTLOOK

Audited results for the 2004 year are expected to be published on 23 February. As in 2004, a revised Resource and Reserve Statement and production forecast will also be released at that time.

Unit costs will decrease during 2005 (although not necessarily in the first quarter due to the annual total plant shutdown in March), as a result of reduced maintenance required for mining equipment and as the results of an ongoing detailed review begin to bear fruit. Management is closely reviewing significant contracts, manning costs, and key consumables in particular.

Although mine planning work is ongoing during the next month, overall production in 2005 is expected to be at least 700,000 ounces, with any upside influenced heavily by results achieved in the final quarter when access to small (6 metre), high grade benches (each containing between 50,000 and 100,000 ounces of gold) in Lienetz is anticipated. Production in the first quarter will be affected by the annual planned 12 day plant shutdown (required at this time to allow tie-ins to the 30 megawatt geothermal plant) and lower grades, and is expected to be about 110,000 ounces. Thereafter, both grades and production are expected to increase each quarter with a significant and record December quarter expected with ore sourced primarily from Lienetz. Overall, the strong operational finish to 2004 is representative of the sound platform established for 2005.

Further work on the flotation expansion of the processing plant continues to indicate average increased production in excess of 140,000 ounces per year over the first 10 years at low marginal costs. Detailed mine scheduling, engineering design and costing for the 3Mt/yr flotation plant expansion is on schedule for completion in late February. The project is expected to be presented to the Board for approval in April 2005 which would enable commissioning to occur early in 2007.

Quarterly report to 31 December 2004	Page 6 of 8

Production and Financial Data

		Fourth Quarter	Third Quarter	Second Quarter	First Quarter	2004	2003	Q4: Q3	2004: :2003
		2004	2004	2004	2004	Year	Year
Mine
Ore mined	Kt	2,815	3,377	2,232	3,162	11,586	10,980	-16.6%	+5.5%
Material moved	Kt	14,098	13,146	10,251	9,260	46,755	34,924	+7.2%	+33.9%
Processing
Ore milled	Kt	1,125	1,051	1,108	807	4,091	3,926	+7.0%	+4.2%
Grade	g Au/t	4.90	5.16	5.27	5.19	5.11	4.95	-5.0%	+3.2%
Recovery	%	90.0	88.9	87.7	86.3	88.4	88.6	+1.2%	-0.2%
Gold poured	Oz	166,975	155,002	165,073	112,336	599,386	550,772	+7.7%	+8.8%
Revenue
Gold Sold	Oz	172,864	154,978	171,570	110,829	610,241	579,127	+11.5%	+5.4%
Average cash price received	$/oz	417	394	381	404	399	364	+5.8%	+9.6%
Average price received including deferred hedging gains / costs	$/oz	391	367	365	351	370	350	+6.5%	+5.7%
Costs
Gross cash cost	$/oz	356	339	337	410	357	319	+5.0%	+11.9%
- deferred mining costs		(17)	(56)	(97)	(39)	(53)	(1)
- inventory adjustments		(23)	16	9	(25)	(5)	(17)
Total cash costs	$/oz	316	299	249	346	299	301	+5.7%	-0.7%
Depreciation & amortisation		54	53	50	63	55	52
Depreciation allocated to inventories		(21)	(11)	1	(18)	(12)	(17)
Total production costs	$/oz	349	341	300	391	342	337	+2.3%	+1.5%

Quarterly report to 31 December 2004	Page 7 of 8

FURTHER INFORMATION

Contact for investor information:
Mark Laurie
Manager – Corporate & Investor Relations
Tel:        +61 7 3229 5483 or +675 986 5576
Fax:       +675 986 4018
Email:     mark.laurie@lihir.com.pg
Website:   www.lihir.com.pg

Shareholder enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel:                   1300552270 or +61 3 9615 5970
Fax:                 +61 7 3229 9860
Website:           www.computershare.com
E-mail:      john.lawlor@computershare.com.au

ADR depository:
The Bank of New York
101 Barclay St 22 West
New York 10286
USA
Tel:                     +1 212 815 8161
Fax:                   +1 212 571 3050
Website:             www.adrbny.com
Website
www.lihir.com.pg

Principal office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea

Stock exchange listings
Australian Stock Exchange (LHG)
Nasdaq National Market (LIHRY)
Port Moresby Stock Exchange (LHG)

Issued capital
The current ordinary issued capital of the company is 1,284,224,710 ordinary shares and 161,527,405
B class chares

Directors
Ross Garnaut — Chairman
Neil Swan — Managing Director
John O’Reilly
Geoff Loudon
Peter Cassidy
Winifred Kamit

Company Secretary
Mark Laurie

Forward Looking Statements

This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.

Quarterly report to 31 December 2004	Page 8 of 8